UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15321

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

John Morrell & Co. Salaried Employees Incentive Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

John Morrell & Co. Salaried

Employees Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

John Morrell & Co. Salaried Employees Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of John Morrell & Co. Salaried Employees Incentive Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia

June 3, 2005

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2004	2003
Investments	$60,034,411	$55,071,364

Receivables
Participant contributions	5,328	7,142
Employer contribution	2,033	2,723
Interest and dividends	18,587	13,962

Total receivables	25,948	23,827

Cash	1,044	78,478

Net assets available for benefits	$60,061,403	$55,173,669

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$4,594,212
Interest and dividends	756,202

5,350,414

Contributions
Participant	4,114,931
Employer	1,184,175
Rollover	101,098

5,400,204

Total additions	10,750,618

Deductions from net assets attributed to
Benefits paid to participants	5,847,974
Administrative expenses	14,910

Total deductions	5,862,884

Net change	4,887,734
Net assets available for benefits
Beginning of year	55,173,669

End of year	$60,061,403

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

The following description of the John Morrell & Co. Salaried Employees Incentive Savings Plan (Plan) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by John Morrell & Co. (Company), a wholly owned subsidiary of Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of the Company who have completed one year of service and have attained the age of eighteen. The Plan excludes employees of IBFO Springdale governed by the terms of a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant. The Company may make additional matching contributions and/or profit sharing contributions at the option of the board of directors. Participants direct the investment of all contributions into various options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their accounts.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. Participants are limited to one outstanding loan at any point in time. The loans are secured by the balance in the participant’s account and bear interest at one percent above the prime rate at the end of the quarter in which the loan was taken. As of December 31, 2004, interest rates ranged from 5 to 12 percent.

Payment of Benefits

On termination of service a participant may elect to receive the value of his or her account as a lump sum distribution.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are primarily stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2004	2003
Firstar Institutional Investors Stable Asset Fund, 488,446 and 518,029 units, respectively	$13,442,049	$13,675,972
Fidelity Contrafund, 109,937 and 126,839 shares, respectively	6,237,809	6,259,517
Janus Worldwide Fund, 70,478 shares	*	2,786,709
Strong Government Securities Fund, 455,785 and 473,210 shares, respectively	4,895,136	5,148,522
Vanguard 500 Index Fund, 84,697 and 84,460 shares, respectively	9,455,529	8,671,497
Wasatch Core Growth Fund, 124,215 and 108,937 shares, respectively	5,369,811	4,021,942
Smithfield Foods, Inc. common stock, 111,954 shares	3,312,719	*

*	Investment does not represent 5 percent of net assets available for benefits.

During 2004, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $4,594,212 as follows:

Mutual funds	$3,163,562
Common collective trust	560,738
Common stock	869,912

$4,594,212

4.	Related Party Transactions

The Plan invests in certain funds managed by the Trustee or its affiliate, Smithfield Foods, Inc. common stock, and in participant directed brokerage accounts through the Trustee. As of December 31, 2004 and 2003, the Plan held 111,954 and 91,016 shares, respectively, of Smithfield Foods, Inc.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 18, 2004, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits

* * * * *

Supplemental Schedule

John Morrell & Co. Salaried Employees Incentive Savings Plan

Schedule of Assets (Held at end of Year)

Schedule H, Line 4i

EIN 36-2332471 Plan 003

December 31, 2004

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
*	Schwab	425	shares of Stock Liquidity Fund	$425
	Firstar	488,446	units of Institutional Investors Stable Asset Fund	13,442,049
	Barclay’s	73,604	shares of Global Investors Asset Allocation Fund	937,721
	Fidelity	109,937	shares of Contrafund	6,237,809
	Invesco	80,875	shares of Technology Fund	2,057,465
	Invesco	60,863	shares of Total Return Fund	1,491,149
	Janus	68,406	shares of Worldwide Fund	2,832,700
	PBHG	60,213	shares of Growth Fund	1,154,893
	Safeco	57,328	shares of Growth Opportunities Fund	1,685,430
*	Schwab	74,358	shares of S & P 500 Index Fund	1,385,291
	Strong	170,546	shares of Blue Chip Investment Fund	2,136,941
	Strong	455,785	shares of Government Securities Fund	4,895,136
	Vanguard	84,697	shares 500 Index Fund	9,455,529
	Wasatch	124,215	shares of Core Growth Fund	5,369,811
*	Smithfield Foods, Inc.	111,954	shares of common stock	3,312,719
*	Schwab		Personal Choice Retirement Account (self-direct brokerage accounts)	2,259,247
*	Participant loans		Maturing through 2008, interest rates ranging from 5% to 12.00%, collateralized by participant accounts	1,380,096

				$60,034,411

*	- Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN MORRELL & CO.
SALARIED EMPLOYEES INCENTIVE
SAVINGS PLAN

Smithfield Foods, Inc.
(as Plan Administrator)

Date: June 28, 2005	By:	/s/ Daniel G. Stevens
Daniel G. Stevens
Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm